09042431

n.a. 9/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24504

SEC
Mail Processing
Section

AUG 31 2009

Washington, DC
122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paris Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

66 Hudson Street Suite 201
(No. and Street)

Hoboken (City) NJ (State) 07030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haefele Flanagan & Co.
(Name — *if individual, state last, first, middle name*)

PO Box 471 (Address) Moorestown (City) NJ (State) 08057 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 9/24

OATH OR AFFIRMATION

I, Jan Marks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paris Securities Corporation, as of August 24, XX 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DANIELA A. DOWD
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES 3/14/2011

Signature

Jan Marks, President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARIS SECURITIES CORPORATION

FINANCIAL STATEMENTS

JUNE 30, 2009

PARIS SECURITIES CORPORATION
FINANCIAL STATEMENTS
JUNE 30, 2009

TABLE OF CONTENTS

HAEFELE FLANAGAN

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Haefele, Flanagan & Co., p.c.
Tall Oaks Corporate Center
Building 2, Suite 200, 1000 Lenola Road
P.O. Box 471, Moorestown, NJ 08057

(856) 722-5300
(215) 627-5150
Fax: (856) 722-5395
www.hfco.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Paris Securities Corporation
Hoboken, New Jersey

We have audited the accompanying statement of financial condition of **PARIS SECURITIES CORPORATION** as of June 30, 2009 and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **PARIS SECURITIES CORPORATION** as of June 30, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934 and CFTC Regulation 1.17. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haefele, Flanagan & Co. p.c.

Moorestown, New Jersey
August 24, 2009

PARIS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2009

ASSETS

Cash, non-segregated	$ 557,617
Receivables from broker-dealers and clearing organizations	30,416,635
Receivables from related parties	22,328,697
Securities owned:	
Marketable, at market value	13,632,075
Memberships in exchanges, at cost	446,607
Other assets	1,200
Total Assets	$ 67,382,831

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued income taxes	$ 6,069,565
Accrued expenses	6,000
Due to related party	1,430,536
Deferred tax liability	1,925,440
Stockholder's equity	
Common stock - 20,000 shares, $1 par value authorized, issued, and outstanding	20,000
Additional paid-in capital	4,911,832
Accumulated other comprehensive income	2,667,687
Retained earnings	50,351,771
Total stockholder's equity	57,951,290
Total Liabilities and Stockholder's Equity	$ 67,382,831

The accompanying notes are an integral part of these financial statements.

PARIS SECURITIES CORPORATION
STATEMENT OF INCOME AND
COMPREHENSIVE INCOME
FOR THE YEAR ENDED JUNE 30, 2009

Revenues		
Commission income	$	797,181
Seat rental income		537,790
Interest and dividends		2,516,702
Investment income		66,852,890
Total revenues		70,704,563
Expenses		
Employee compensation and benefits		1,288,363
Floor brokerage, exchange, and clearing fees		139,341
Communications and data processing		132,134
Occupancy		19,020
Other expenses		2,948,855
Total expenses		4,527,713
Income before income taxes		66,176,850
Provision for income taxes		
Federal		18,871,213
State		9,907,088
Total provision for income taxes		28,778,301
Net income		37,398,549
Other comprehensive income		
Net unrealized loss on available-for sales securities		(91,701,515)
Deferred income tax benefit		41,439,999
Comprehensive loss		(50,261,516)
Combined Net Income and Comprehensive Loss	$	(12,862,967)

The accompanying notes are an integral part of these financial statements.

PARIS SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2009

	Common Stock		Additional		Accumulated Other	
	Number of Shares	$1 Par Value	Pain-In Capital	Retained Earnings	Comprehensive Income (Loss)	Totals
Balance at June 30, 2008	20,000	$ 20,000	$ 4,911,832	$ 18,351,638	$ 52,929,203	$ 76,212,673
Net income	-0-	-0-	-0-	37,398,549	-0-	37,398,549
Other comprehensive income (loss) Unrealized loss on available for sale securities, net of deferred tax benefit of $41,439,999	-0-	-0-	-0-	-0-	(50,261,516)	(50,261,516)
Dividends	-0-	-0-	-0-	(5,398,416)	-0-	(5,398,416)
Balance at June 30, 2009	20,000	$ 20,000	$ 4,911,832	$ 50,351,771	$ 2,667,687	$ 57,951,290

The accompanying notes are an integral part of these financial statements.

PARIS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2009

Cash Flows From Operating Activities	
Net income	$ 37,398,549
Adjustments to reconcile net income to net cash used in operating activities	
Deferred income tax benefit	(328,787)
Gain on sale of marketable securities, net	(54,636,895)
Gain on sale of exchange memberships, net	(6,754,400)
(Increase) decrease in:	
Receivables from brokers	(27,429,241)
Commissions receivable	107,786
Prepaid taxes	437,552
Increase in:	
Accrued income taxes and expenses	6,069,565
Net cash used in operating activities	(45,135,871)
Cash Flows From Investing Activities	
Proceeds from sales of marketable securities	88,437,355
Purchases of marketable securities	(31,762,679)
Proceeds from sales of exchange memberships	10,016,409
Advances to related parties, net of repayments	(17,138,248)
Net cash provided by investing activities	49,552,837
Cash Flows From Financing Activities	
Due to related party	1,430,536
Dividends	(5,398,416)
Net cash used in financing activities	(3,967,880)
Net increase in cash	449,086
Cash, beginning of year	108,531
Cash, end of year	$ 557,617

The accompanying notes are an integral part of these financial statements.

PARIS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2009

Note 1 - Summary of Significant Accounting Policies

Organization and Nature of Business

The Company is principally engaged in operating as a broker-dealer for New York Stock Exchange member firms and other broker-dealers, and leasing its exchange memberships to individuals. The Company is a New York Corporation that is a wholly-owned subsidiary of Paris Holding Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Seat rental income is recognized monthly over the terms of the related lease agreements.

Accounts Receivable - Recognition of Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and losses arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

The Company determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. Marketable securities have been classified as available-for-sale and are carried at fair value, with unrealized holding gains and losses reported as a separate component of accumulated other comprehensive income. Interest income, dividends, realized gains and losses and decline in value judged to be other than temporary are included in investment income. The cost of securities sold is based on specific identification.

Note 1 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company files its Federal income tax returns on a consolidated basis with its parent company. Federal income taxes are calculated as if the Company filed on a separate return basis. The Company files its own state and local tax returns. For income tax purposes, gains and losses on the sale of investments are recognized when the investments are sold. Trading income in commodity futures contracts includes gains and losses in open trades for both tax and financial statement purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary decline in value has occurred, at a value that reflects management's estimate of the impairment. There were no exchange membership impairments during the year ended June 30, 2009.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the company has defined cash as its operating bank accounts.

New Accounting Pronouncement

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return including positions that the organization is exempt from income taxes or not subject to income taxes on unrelated business income. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also. The Company presently discloses or recognizes income tax positions based on management's estimate of whether it is reasonably possible or probable, respectively, that a liability has been incurred for unrecognized income tax benefits by applying FASB Statement No. 5, Accounting for Contingencies.

PARIS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2009

Note 1 - Summary of Significant Accounting Policies (continued)

New Accounting Pronouncement (continued)

FASB Staff Position (FSP) FIN 48-3 defers the effective date of FIN 48 for nonpublic companies, included within its scope, until years beginning after December 15, 2008. Accordingly, the Company has elected to defer the application of Interpretation 48 in its financial statements for the year ended June 30, 2009. The Company will be required to adopt FIN 48 in its annual financial statements for the year ended June 30, 2010. Management has not assessed the impact of FIN 48 on its financial position and results of operations but does not expect that the adoption of FIN 48 will have a material effect on its financial statements.

Note 2 - Cash Concentration

The Company maintains its cash balances in several financial institutions located in New Jersey and New York. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At June 30, 2009 the Company's uninsured cash balances total $439,617.

Note 3 - Marketable Securities

The following is a summary of marketable securities at June 30, 2009:

	Cost	Fair Value	Unrealized Gains
Marketable securities	$ 39,455,582	$ 44,048,710	$ 4,593,128

Proceeds from the sale of marketable securities during the year ended June 30, 2009 amounted to $88,437,355.

Gross realized gains on sales of marketable securities for the year ended June 30, 2009 were $54,636,895.

The net adjustment to unrealized holding gains on marketable securities included as a separate component of accumulated other comprehensive income was a loss of ($91,701,515) for the year ended June 30, 2009.

Note 4 - Receivables from Broker-Dealers and Clearing Organizations

Accounts receivable from broker-dealers and clearing organizations represent cash and money-market accounts owned by the Company which are invested with other broker-dealers.

Note 5 - Receivables from Related Parties

The Company has made a secured loan to a related party. The interest rate is the lowest interest rate charged by the Company's financial institution. The interest rate was 3% as of June 30, 2009. Annual principal payments are to be no less than 5% of the outstanding balance on December 31 of the prior year. As of June 30, 2009, the outstanding balance on the loan, including accrued interest, is $215,063. The loan is collateralized by 389.7 shares of Paris Foods Corporation capital stock. The maturity date is December 31, 2025.

The Company has made a secured loan to a related party. The interest rate is 1/2 of 1% (50 basis points) in excess of the Federal Fund Rate, which was .75% as of June 30, 2009. Payments are to be paid monthly in the amount of $4,350 plus interest. The balance at June 30, 2009 was $443,974. The loan is collateralized by the first mortgage on residential property in Collingswood, New Jersey. The maturity date is December 31, 2017 with any outstanding balance and interest due then.

The Company has made an unsecured loan to a related party in the amount of $104,157. The interest rate was 3% as of June 30, 2009. Principal payments are to be paid quarterly. As of June 30, 2009, the outstanding balance on the loan, including accrued interest, is $97,517. The maturity date is June 1, 2019.

The Company has made an unsecured loan to a related party. The interest rate was 3% as of June 30, 2009. The amount of the loan is $891,554 for five years. Principal payments are scheduled for the third, fourth, and fifth years of the loan with each payment being one-third of the loan. As of June 30, 2009, the outstanding balance on the loan, including accrued interest, is $713,707. The maturity date is February 2, 2011.

The Company has made a secured loan to a related party in the amount of $2,000,000. The interest rate is the lowest interest rate charged by the Company's financial institution. The interest rate is 3 % as of June 30, 2009. Principal payments are to be paid each year equal to 10% of the outstanding balance for ten years. As of June 30, 2009, the oustanding balance on the loan, including accrued interest, is $789,536. The loan is collateralized by 6,673.8 shares of Paris Foods Corporation capital stock. The maturity date is December 31, 2015.

The Company has made a secured loan to a related party. The amount of the loan is $13,525,000 with an interest rate of 3% per year. Repayment is required once the related party obtains permanent financing from a financial institution. The loan is collateralized by the related party's inventory, furnishings, fixtures, machinery, supplies, all other tangible property, accounts receivable, contracts, bank accounts, other liquid assets, copyrights, patents, and all intangible assets. As of June 30, 2009, the outstanding balance of the loan, including accrued interest, is $13,572,836. The loan's maturity date is June 30, 2010.

Note 5 - Receivables from Related Parties (continued)

The Company has extended a secured line of credit agreement to a related party with potential borrowings of up to $5,000,000. The amount drawn on the line of credit by the related party during the year ended June 30, 2009 was $2,000,000. The line of credit bears interest at 3% per year. The loan is collateralized by the related party's inventory, furnishings, fixtures, machinery, supplies, all other tangible property, accounts receivable, contracts, bank accounts, other liquid assets, copyrights, patents, and all intangible assets. As of June 30, 2009, the outstanding balance, including accrued interest, on the line of credit is $2,005,755. The maturity date is June 30, 2011.

The Company has made a secured loan to a related party. The amount of the loan is $3,540,000 with an interest rate of 3% per year. Repayment is required once the related party obtains permanent financing from a financial institution. The loan is collateralized by the related party's inventory, furnishings, fixtures, machinery, supplies, all other tangible property, accounts receivable, contracts, bank accounts, other liquid assets, copyrights, patents, and all intangible assets. As of June 30, 2009, the outstanding balance of the loan, including accrued interest, is $3,552,521. The loan's maturity date is June 30, 2010.

The Company has extended a secured line of credit agreement to a related party with potential borrowings of up to $2,000,000. The amount drawn on the line of credit by the related party during the year ended June 30, 2009 was $500,000. The line of credit bears interest at 3% per year. The loan is collateralized by the related party's inventory, furnishings, fixtures, machinery, supplies, all other tangible property, accounts receivable, contracts, bank accounts, other liquid assets, copyrights, patents, and all intangible assets. As of June 30, 2009, the outstanding balance, including accrued interest, on the line of credit is $501,439. The maturity date is June 30, 2011.

The Company has made a secured loan to a related party. The amount of the loan is $435,000 with an interest rate of 3% per year. Repayment is required once the related party obtains permanent financing from a financial institution. The loan is collateralized by land. As of June 30, 2009, the outstanding balance of the loan, including accrued interest, is $436,349. The loan's maturity date is June 30, 2010.

Note 6 - Due to Related Party

Due to related party is unsecured, non-interest bearing, and has no scheduled date of repayment.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2009, the Company had net capital of $32,629,975 which was $31,879,365 in excess of its required net capital of $500,407. The Company's net capital ratio was 0.23 to 1.

Note 8 - Income Taxes

The income tax expense (benefit) for the year ended June 30, 2009 consists of the following:

Current	
Federal	$ 18,871,213
State	9,907,088
	$ 28,778,301
Deferred	
Federal	($ 30,435,817)
State	(11,004,182)
	($ 41,439,999)

The current portion of the income tax expense is included in the statement of income and the deferred portion of the income tax benefit is included in the statement of comprehensive income.

The tax provision differs from amounts that would be calculated by applying federal statutory rates to income before provision for income taxes primarily because the Company has marketable securities with an unrealized gain as of June 30, 2009 in the amount of $4,593,128. The deferred tax liability on the unrealized gains as of June 30, 2009 amounts to $1,925,440.

Note 9 - Lease Commitments

The Company leases its office facilities on a month-to-month basis. The monthly rent is $2,085.

Rental expense for the year ended June 30, 2009 amounted to $19,020.

Note 10 - Post-Retirement Benefits

The Company has a 401(k) plan for the benefit of all eligible employees. To become a participant in the Plan, an employee must meet the Plan's eligibility requirements. Once an employee becomes a participant, Paris Securities Corporation will maintain an Individual Account for each participant. To be eligible to participate in the Plan, the employee must have at least one year of service and be at least twenty-one years old. The Company will match up to a maximum of 4% of the employee's gross wages on a dollar for dollar basis. An employee becomes fully vested upon completion of five years of qualifying service.

The Company also has a profit sharing plan for the benefit of all eligible employees. To be eligible, the employee must work at least 500 hours of service during the Plan year. Contributions to the Plan are made at the discretion of management of the Company. An employee becomes fully vested upon completion of five years of qualifying service.

The Company's contributions to the Plans during the year ended June 30, 2009 was $22,640.

Note 11 – Risks and Uncertainties

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect long-term investment account balances and the amounts reported in the statement of financial condition.

Note 12 – Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, "Fair Value Measurements" (FASB Statement No. 157), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and

Note 12 – Fair Value Measurements (continued)

Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

The following table presents the Company's fair value hierarchy for the financial assets measured at fair value on a recurring basis:

	Fair Value Measurements at June 30, 2009 Using:	
	Fair Value	Quoted Prices In Active Markets For Identical Assets (Level 1)
Receivables from broker-dealers and clearing organizations	$ 30,416,635	$ 30,416,635
Marketable securities	$ 13,632,075	$ 13,632,075

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AND CFTC REGULATION 1.17
AS OF JUNE 30, 2009

SCHEDULE I
PARIS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2009

Net capital		
Total ownership equity from Statement of Financial Condition		$ 57,951,290
Deductions and/or charges:		
Nonallowable assets:		
Receivables from related parties	22,328,697	
Securities not readily marketable	500,000	
Exchange memberships	446,607	
Other assets	1,200	
Total nonallowable assets		23,276,504
Net capital before haircuts on securities positions		34,674,786
Haircuts on securities		
Trading and investment securities		
Options	5,664	
Other securities	2,039,147	
Total haircuts on securities		2,044,811
Net capital		32,629,975
Aggregate indebtedness		
Liabilities from Statement of Financial Condition		
Due to related party	1,430,536	
Accrued expenses	6,075,565	
Total aggregate indebtedness		7,506,101
Computation of basic net capital requirement		
Minimum net capital required:		500,407
Minimum dollar net capital requirement		100,000
Net capital requirement		500,407
Excess net capital		32,129,568
Excess net capital at 1000%		$ 31,879,365
Ratio: Aggregate indebtedness to net capital		23%

See accountants' report.

HAEFELE FLANAGAN

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Haefele, Flanagan & Co., p.c.
Tall Oaks Corporate Center
Building 2, Suite 200, 1000 Lenola Road
P.O. Box 471, Moorestown, NJ 08057

(856) 722-5300
(215) 627-5150
Fax: (856) 722-5395
www.hfco.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16 AND SEC RULE 17A-5(G)(1)

To the Stockholder
Paris Securities Corporation:

In planning and performing our audit of the financial statements of Paris Securities Corporation as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding firm assets.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at June 30, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Haefele, Flanagan & Co. p.c.

Haefele Flanagan & Co., p.c.
Moorestown, New Jersey
August 24, 2009